EXHIBIT 99.1

Medicenna Granted 180-Day Extension to Meet Nasdaq Minimum Bid Price Requirement

TORONTO and HOUSTON, April 27, 2023 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. ("Medicenna" or “the Company") (NASDAQ: MDNA TSX: MDNA), a clinical stage immuno-oncology company, today announced that on April 25, 2023 it received a notice (the “Extension Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) granting the Company’s request for a 180-day extension to regain compliance with the minimum bid price requirement ("Minimum Bid Requirement") of US$1.00 per share under the Nasdaq Listing Rule 5450(a)(1). The Company was first notified by Nasdaq of its failure to comply with the Minimum Bid Requirement on October 25, 2022, and was given until April 24, 2023 to regain compliance. The Company now has until October 23, 2023 to meet the requirement.

The Extension Notice has no immediate effect on the listing or trading of the Company’s common stock on Nasdaq, and the Company’s operations are not affected by the receipt of the Extension Notice.

If at any time before October 23, 2023, the bid price of Medicenna common shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement. If the Company does not regain compliance with the Minimum Bid Requirement by October 23, 2023, Nasdaq will provide written notification to the Company that its common stock will be subject to delisting from Nasdaq. At such time, the Company may appeal the delisting determination to a Nasdaq Hearings Panel (the “Panel”). The Company would remain listed pending the Panel’s decision. There can be no assurance that if the Company does appeal a subsequent delisting determination, that such appeal would be successful.

The Company will closely monitor the closing bid price of its common stock and is considering its options to regain compliance with the Minimum Bid Requirement under the Nasdaq Listing Rules. This notice does not have any impact on the Company’s TSX listing.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna’s long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna’s IL-4 Empowered Superkine, bizaxofusp (formerly MDNA55), has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. Bizaxofusp has obtained FastTrack and Orphan Drug status from the FDA and FDA/EMA, respectively.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of applicable securities laws that relate to the future operations of the Company, plans and projections and other statements, including statements regarding the Company’s ability to meet the Nasdaq Minimum Bid Requirement, that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expect”, “believe”, “seek”, “potentially” and similar expressions, and are subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the risks detailed in the latest Annual Information Form and Annual Report on Form 20-F of the Company and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date hereof and except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

Further Information
For further information about the Company please contact:
Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Media Contact
For media inquiries, please contact:
David Melamed, Account Supervisor, Russo Partners, 212-845-4225, david.melamed@russopartnersllc.com